UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12) *

BreitBurn Energy Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

106776107

(CUSIP Number)

John C. Cirone
Quicksilver Resources Inc.
801 Cherry Street
Suite 3700, Unit 19
Fort Worth, Texas 76102
 (817) 665-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 106776107	13D	Page 1 of 3 Pages

1	Name of Reporting Persons
Quicksilver Resources Inc.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
8,013,021 Common Units

	8	Shared Voting Power
0

	9	Sole Dispositive Power
8,013,021 Common Units

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,013,021 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
13.57%

14	Type of Reporting Person
CO

CUSIP No. 106776107	13D	Page 2 of 3 Pages

The following constitutes Amendment No. 12 (“Amendment No. 12”) to the Schedule 13D filed by Quicksilver Resources Inc. with the SEC on January 17, 2008, as amended by that certain Amendment No. 1 to the Schedule 13D filed with the SEC on October 31, 2008, as amended by that certain Amendment No. 2 to the Schedule 13D filed with the SEC on December 23, 2008, as amended by that certain Amendment No. 3 to the Schedule 13D filed with the SEC on April 7, 2009, as amended by that certain Amendment No. 4 to the Schedule 13D filed with the SEC on May 1, 2009, as amended by that certain Amendment No. 5 to the Schedule 13D filed with the SEC on June 19, 2009, as amended by that certain Amendment No. 6 to the Schedule 13D filed with the SEC on February 11, 2010, as amended by that certain Amendment No. 7 to the Schedule 13D filed with the SEC on April 7, 2010, as amended by that certain Amendment No. 8 to the Schedule 13D filed with the SEC on May 11, 2010, as amended by that certain Amendment No. 9 to the Schedule 13D filed with the SEC on September 10, 2010, as amended by that certain Amendment No. 10 to the Schedule 13D filed with the SEC on October 12, 2010, as amended by that certain Amendment No. 11 to the Schedule 13D filed with the SEC on June 16, 2011 (as amended, the “Schedule 13D”).  This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 2 Identity and Background

Annex 1 is amended and restated in the form attached to this Amendment No. 12 as Annex 1.

Item 4. Purpose of Transaction

Item 4 is amended by deleting the last paragraph thereof and adding the following:

Pursuant to the June 2011 Underwriting Agreement, the June 2011 Underwriters delivered a Notice of Exercise on July 5, 2011 and exercised their option to purchase 600,000 additional Common Units from the Reporting Person (the “June 2011 Overallotment Option Exercise”), as a partial exercise of the option to purchase additional Common Units granted to the June 2011 Underwriters in the June 2011 Underwriting Agreement. In connection with the June 2011 Overallotment Option Exercise, the Reporting Person expects to sell 600,000 Common Units to the June 2011 Underwriters on July 8, 2011, subject to customary closing conditions.

The price per Common Unit at which the Common Units were sold to the public in the June 2011 Offering was $19.78. The purchase price per Common Unit at which the Reporting Person sold its Common Units to the June 2011 Underwriters pursuant to the June 2011 Underwriting Agreement was $18.96.

A copy of the Notice of Exercise is filed with this Amendment No. 12 as Exhibit L and is incorporated herein by reference.

Except as set forth above, the Reporting Person does not have, as of the date of this Amendment No. 12, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board, other holders of Common Units and other relevant parties concerning the business, operations, strategy and future plans of the Issuer and the management and composition of the Board. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and the Board, price levels of the Common Units, general economic conditions and regulatory matters, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer and its subsidiaries, purchasing additional Common Units, selling some or all of its Common Units or engaging in short selling of or any hedging or similar transaction with respect to the Common Units, to the extent permitted under applicable law and the terms of the New Settlement Agreement. The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 106776107	13D	Page 3 of 3 Pages

Item 5. Interest in Securities of the Issuer

Item 5(a) and Item 5(b) are hereby amended and restated to read as follows:

(a) The Reporting Person is the beneficial owner of 8,013,021 Common Units, which in the aggregate represents approximately 13.57% of the outstanding Common Units. This percentage amount is calculated based upon the 59,039,933 Common Units outstanding as of May 10, 2011 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2011 filed with the Securities and Exchange Commission on May 10, 2011.

The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth below, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Listed Persons, owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. To the Reporting Person’s knowledge, the Listed Persons beneficially own Common Units in the amounts set forth next to their names in Annex 1.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 8,013,021 Common Units. See Annex 1 hereto for information applicable to the Listed Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following paragraph:

The description of the Notice of Exercise in Item 4, which is qualified in its entirety by Exhibit L attached hereto, and Exhibit L attached hereto are hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to include the following exhibit:
Exhibit L	Notice of Exercise dated July 5, 2011 in relation to the Underwriting Agreement dated June 15, 2011 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2011

QUICKSILVER RESOURCES INC.

By:	/s/ John C. Cirone
	Name:	John C. Cirone
	Title:	Senior Vice President—General Counsel

ANNEX 1

Executive Officers of Quicksilver Resources Inc.

Thomas F. Darden
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Chairman of the Board
Citizenship: USA
Common Units Beneficially Owned: 0

Glenn Darden
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Common Units Beneficially Owned: 0

Anne Darden Self
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Vice President-Human Resources
Citizenship: USA
Common Units Beneficially Owned: 0

Jeff Cook
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Executive Vice President — Operations
Citizenship: USA
Common Units Beneficially Owned: 0

Philip Cook
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Vice President — Chief Financial Officer
Citizenship: USA
Common Units Beneficially Owned: 0

John C. Cirone
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Vice President—General Counsel
Citizenship: USA
Common Units Beneficially Owned: 0

John C. Regan
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Vice President, Controller and Chief Accounting Officer
Citizenship: USA
Common Units Beneficially Owned: 0

Stan Page
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Vice President — U.S. Operations
Citizenship: USA
Common Units Beneficially Owned: 0

Chris Mundy
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102

Principal Occupation: Vice President — Engineering
Citizenship: Canada
Common Units Beneficially Owned: 0

J. David Rushford
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Vice President and Chief Operating Officer of QRCI
Citizenship: Canada
Common Units Beneficially Owned: 0

Board of Directors of Quicksilver Resources Inc.

Thomas F. Darden
(see above)

Glenn Darden
(see above)

Anne Darden Self
(see above)

Steven M. Morris
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: President of Morris & Company, a private investment firm
Citizenship: USA
Common Units Beneficially Owned: 0

W. Yandell Rogers, III
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Chief Executive Officer of Lewiston Atlas Ltd., a privately-owned holding company
Citizenship: USA
Common Units Beneficially Owned: 0

Mark J. Warner
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Managing Director of Natural Resource Investments for The University of Texas Investment Management Company
Citizenship: USA
Common Units Beneficially Owned: 0

W. Byron Dunn
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Principal of Tubular Synergy Group L.P., a wholesale marketer of steel tubular products
Citizenship: USA
Common Units Beneficially Owned: 0

EXHIBIT INDEX

Exhibit L	Notice of Exercise dated July 5, 2011 in relation to the Underwriting Agreement dated June 15, 2011 (filed herewith).